Exhibit 99.1

Vipshop Reports Unaudited Fourth Quarter and Full Year 2021 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on February 23, 2022

Guangzhou, China, February 23, 2022 – Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the quarter and full year ended December 31, 2021.

Fourth Quarter and Full Year 2021 Highlights

•

Total net revenue for the fourth quarter of 2021 was RMB34.1 billion (US$5.4 billion), as compared with RMB35.8 billion in the prior year period. Total net revenue for the full year of 2021 increased by 14.9% year over year to RMB117.1 billion (US$18.4 billion) from RMB101.9 billion in the prior year.

•

GMV[1] for the fourth quarter of 2021 was RMB57.0 billion, as compared with RMB59.3 billion in the prior year period. GMV for the full year of 2021 increased by 16% year over year to RMB191.5 billion from RMB165.0 billion in the prior year.

•

Gross profit for the fourth quarter of 2021 was RMB6.7 billion (US$1.1 billion), as compared with RMB7.8 billion in the prior year period. Gross profit for the full year of 2021 increased by 8.6% year over year to RMB23.1 billion (US$3.6 billion) from RMB21.3 billion in the prior year.

•

Net income attributable to Vipshop’s shareholders for the fourth quarter of 2021 was RMB1.4 billion (US$222.0 million), as compared with RMB2.4 billion in the prior year period. Net income attributable to Vipshop’s shareholders for the full year of 2021 was RMB4.7 billion (US$734.6 million), as compared with RMB5.9 billion in the prior year.

•

Non-GAAP net income attributable to Vipshop’s shareholders[2] for the fourth quarter of 2021 was RMB1.8 billion (US$282.6 million), as compared with RMB2.6 billion in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders for the full year of 2021 was RMB6.0 billion (US$943.4 million), as compared with RMB6.3 billion in the prior year.

•

The number of active customers[3] for the fourth quarter of 2021 was 49.2 million, as compared with 53.0 million in the prior year period. The number of active customers for the full year of 2021 increased by 12% year over year to 93.9 million from 83.9 million in the prior year.

[1]

“Gross merchandise value (GMV)” is defined as the total Renminbi value of all products and services sold through the Company’s online sales business, online marketplace platform, offline stores, Shan Shan Outlets and city outlets during the relevant period, including through the Company’s websites and mobile apps, third-party websites and mobile apps, Vipshop offline stores and Vipmaxx offline stores, as well as Shan Shan Outlets and city outlets that were fulfilled by either the Company or its third-party merchants, regardless of whether or not the goods were delivered or returned. GMV includes shipping charges paid by buyers to sellers. For prudent considerations, the Company does not consider products or services to be sold if the relevant orders were placed and canceled pre-shipment and only included orders that left the Company’s or other third-party vendors’ warehouses.

[2]

Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment gain and revaluation of investments excluding dividends, (iv) share of loss (income) in investment of limited partnerships that are accounted for as an equity method investee, (v) amortization of intangible assets resulting from business acquisitions, and (vi) tax effects on non-GAAP adjustments.

[3]	“Active customers” is defined as registered members who have purchased from the Company’s online sales business or the Company’s online marketplace platforms at least once during the relevant period.

•

Total orders[4] for the fourth quarter of 2021 were 216.9 million, as compared with 227.3 million in the prior year period. Total orders for the full year of 2021 increased by 14% year over year to 786.6 million from 692.4 million in the prior year.

Mr. Eric Shen, Chairman and Chief Executive Officer of Vipshop, stated, “We are pleased with our overall business performance in 2021, despite a slower fourth quarter amid a challenging environment. Total active customers for the year increased by 12% year over year to 93.9 million and total GMV rose by 16% year over year to RMB191.5 billion. For the past year, we strategically focused on core brands and high-value customers and have increased business synergies that are reinforcing our value proposition as a leading discount retailer for brands. Looking ahead, we will firmly excute on our merchandising strategy by deepening brand partnerships, enhancing customer acquisition efficiency and improving customer stickiness to achieve quality and sustainable growth in the long run.”

Mr. David Cui, Chief Financial Officer of Vipshop, further commented, “Driven by steady growth in both customer base and average revenue per customer, our total revenue for 2021 increased by 14.9% year over year, although the fourth quarter came under some pressure. Our net margin attributable to Vipshop’s shareholders for the year remained resilient with sequential improvement in the fourth quarter due to disciplined operations. Going forward, we remain committed to delivering steady profitability with quality topline growth and creating long-term value to our shareholders.”

Fourth Quarter 2021 Financial Results

REVENUE

Total net revenue for the fourth quarter of 2021 was RMB34.1 billion (US$5.4 billion), as compared with RMB35.8 billion in the prior year period.

GROSS PROFIT

Gross profit for the fourth quarter of 2021 was RMB6.7 billion (US$1.1 billion), as compared with RMB7.8 billion in the prior year period. Gross margin for the fourth quarter of 2021 was 19.7%, as compared with 21.9% in the prior year period.

OPERATING EXPENSES

Total operating expenses for the fourth quarter of 2021 decreased to RMB5.0 billion (US$780.4 million) from RMB5.4 billion in the prior year period. As a percentage of total net revenue, total operating expenses for the fourth quarter of 2021 decreased to 14.6% from 15.2% in the prior year period.

•

Fulfillment expenses for the fourth quarter of 2021 were RMB2.2 billion (US$342.7 million), which largely stayed flat as compared with the corresponding period in 2020. As a percentage of total net revenue, fulfillment expenses for the fourth quarter of 2021 was 6.4%, as compared with 6.1% in the prior year period.

•

Marketing expenses for the fourth quarter of 2021 decreased to RMB1.1 billion (US$179.8 million) from RMB1.7 billion in the prior year period. As a percentage of total net revenue, marketing expenses for the fourth quarter of 2021 decreased to 3.4% from 4.8% in the prior year period, primarily attributable to more prudent marketing strategy.

[4]

“Total orders” is defined as the total number of orders placed during the relevant period, including the orders for products and services sold through the Company’s online sales business and the Company’s online marketplace platforms (excluding, for the avoidance of doubt, orders from the Company’s offline stores and outlets), net of orders returned.

•

Technology and content expenses for the fourth quarter of 2021 increased to RMB443.0 million (US$69.5 million) from RMB272.4 million in the prior year period. As a percentage of total net revenue, technology and content expenses for the fourth quarter of 2021 was 1.3%, as compared with 0.8% in the prior year period.

•

General and administrative expenses for the fourth quarter of 2021 were RMB1.2 billion (US$188.4 million), as compared with RMB1.3 billion in the prior year period. As a percentage of total net revenue, general and administrative expenses for the fourth quarter of 2021 was 3.5%, which stayed flat as compared with the corresponding period in 2020.

INCOME FROM OPERATIONS

Income from operations for the fourth quarter of 2021 was RMB1.8 billion (US$287.1 million), as compared with RMB2.6 billion in the prior year period. Operating margin for the fourth quarter of 2021 was 5.4%, as compared with 7.2% in the prior year period.

Non-GAAP income from operations[5] for the fourth quarter of 2021, which excluded share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, was RMB2.1 billion (US$325.8 million), as compared with RMB2.8 billion in the prior year period. Non-GAAP operating income margin[6] for the fourth quarter of 2021 was 6.1%, as compared with 7.9% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders for the fourth quarter of 2021 was RMB1.4 billion (US$222.0 million), as compared with RMB2.4 billion in the prior year period. Net margin attributable to Vipshop’s shareholders for the fourth quarter of 2021 was 4.1%, as compared with 6.8% in the prior year period. Net income attributable to Vipshop’s shareholders per diluted ADS[7] for the fourth quarter of 2021 was RMB2.07 (US$0.32), as compared with RMB3.51 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders for the fourth quarter of 2021, which excluded (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment gain and revaluation of investments excluding dividends, (iv) share of loss (income) in investment of limited partnerships that are accounted for as an equity method investee, (v) amortization of intangible assets resulting from business acquisitions, and (vi) tax effects on non-GAAP adjustments, was RMB1.8 billion (US$282.6 million), as compared with RMB2.6 billion in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders[8] for the fourth quarter of 2021 was 5.3%, as compared with 7.2% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS[9] for the fourth quarter of 2021 was RMB2.64 (US$0.41), as compared with RMB3.70 in the prior year period.

[5]

Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions.

[6]	Non-GAAP operating income margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.
[7]	“ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.
[8]

Non-GAAP net margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, as a percentage of total net revenues.

[9]

Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

For the quarter ended December 31, 2021, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 683,157,800.

BALANCE SHEET AND CASH FLOW

As of December 31, 2021, the Company had cash and cash equivalents and restricted cash of RMB17.2 billion (US$2.7 billion) and short term investments of RMB5.4 billion (US$844.5 million).

For the quarter ended December 31, 2021, net cash generated from operating activities was RMB6.9 billion (US$1.1 billion), and free cash flow[10], a non-GAAP measurement of liquidity, was as follows:

For the three months ended	Dec 31, 2020 RMB’000	Dec 31, 2021 RMB’000	Dec 31, 2021 US$’000
Net cash generated from operating activities	7,227,682	6,873,191	1,078,554
Reconciling items:
Net impact from Internet financing activities[11]	(90,565)	(4,926)	(773)
Capital expenditures	(499,787)	(1,204,433)	(189,002)

Free cash inflow	6,637,330	5,663,832	888,779

Full Year 2021 Financial Results

Total net revenue for the full year of 2021 increased by 14.9% year over year to RMB117.1 billion (US$18.4 billion) from RMB101.9 billion in the prior year, primarily driven by the growth in the number of total active customers.

Gross profit for the full year of 2021 increased by 8.6% year over year to RMB23.1 billion (US$3.6 billion) from RMB21.3 billion in the prior year. Gross margin for the full year of 2021 was 19.7%, as compared with 20.9% in the prior year.

Income from operations for the full year of 2021 was RMB5.6 billion (US$876.0 million), as compared with RMB5.9 billion in the prior year. Operating margin for the full year was 4.8%, as compared with 5.8% in the prior year.

Non-GAAP income from operations for the full year of 2021, which excluded share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, was RMB6.6 billion (US$1.0 billion), as compared with RMB6.8 billion in the prior year. Non-GAAP operating income margin for the full year of 2021 was 5.6%, as compared with 6.7% in the prior year.

[10]

Free cash flow is a non-GAAP financial measure, which is defined as net cash from (used in) operating activities adding back the impact from Internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights.

[11]

Net impact from Internet financing activities represents net cash flow relating to the Company’s financial products, which are primarily consumer financing and supplier financing that the Company provides to its customers and suppliers.

Net income attributable to Vipshop’s shareholders for the full year of 2021 was RMB4.7 billion (US$734.6 million), as compared with RMB5.9 billion in the prior year. Net margin attributable to Vipshop’s shareholders for the full year of 2021 was 4.0%, as compared with 5.8% in the prior year. Net income attributable to Vipshop’s shareholders per diluted ADS for the full year of 2021 was RMB6.75 (US$1.06), as compared with RMB8.56 in the prior year.

Non-GAAP net income attributable to Vipshop’s shareholders for the full year of 2021, which excluded (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment gain and revaluation of investments excluding dividends, (iv) share of loss (income) in investment of limited partnerships that are accounted for as an equity method investee, (v) amortization of intangible assets resulting from business acquisitions, and (vi) tax effects on non-GAAP adjustments, was RMB6.0 billion (US$943.4 million), as compared with RMB6.3 billion in the prior year. Non-GAAP net margin attributable to Vipshop’s shareholders for the full year of 2021 was 5.1%, as compared with 6.2% in the prior year. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS for the full year of 2021 was RMB8.67 (US$1.36) , as compared with RMB9.08 in the prior year.

For the full year of 2021, the Company’s weighted average number of ADSs used in computing diluted earnings per ADS was 693,725,110.

For the full year of 2021, net cash from operating activities was RMB6.7 billion (US$1.1 billion), and free cash flow, a non-GAAP measurement of liquidity, was as follows:

For the trailing twelve months ended	Dec 31, 2020 RMB’000	Dec 31, 2021 RMB’000	Dec 31, 2021 US$’000
Net cash from operating activities	11,820,444	6,744,644	1,058,382
Reconciling items:
Net impact from Internet financing activities[11]	(1,226,467)	(89,546)	(14,052)
Capital expenditures	(2,271,896)	(3,578,644)	(561,567)

Free cash inflow	8,322,081	3,076,454	482,763

Business Outlook

For the first quarter of 2022, the Company expects its total net revenue to be between RMB27.0 billion and RMB28.4 billion, representing a year-over-year decrease rate of approximately 5% to 0%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi. This announcement contains currency conversions of Renminbi amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.3726 to US$1.00, the effective noon buying rate on December 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 30, 2021, or at any other rate.

Conference Call Information

The Company will hold a conference call on Wednesday, February 23, 2022 at 7:30 am US Eastern Time, 8:30 pm Beijing Time to discuss the financial results.

All participants wishing to join the conference call must pre-register online using the link provided below. Once pre-registration has been completed, participants will receive dial-in numbers, a passcode, and a unique registrant ID via email. To join the conference, participants should use the dial-in details in the email and then enter the event passcode followed by the registrant ID.

Conference ID	#7283358
Registration Link	http://apac.directeventreg.com/registration/event/7283358

A replay of the conference call will be accessible until March 2, 2022 via the following dial-in details:

United States Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	#7283358

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit https://ir.vip.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; the potential impact of the COVID-19 to Vipshop’s business operations and the economy in China and elsewhere generally; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The condensed consolidated financial information is derived from the Company’s unaudited interim condensed consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that comparative consolidated statements of income and cash flows for the period presented and detailed footnote disclosures required by Accounting Standards Codification 270, Interim Reporting (“ASC270”), have been omitted. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS, non-GAAP income from operations, non-GAAP operating income margin, non-GAAP net margin attributable to Vipshop’s shareholders, and free cash flow, each of which is a non-GAAP financial measure. Non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment gain and revaluation of investments excluding dividends, (iv) share of loss (income) in investment of limited partnerships that are accounted for as equity method investees, (v) amortization of intangible assets resulting from business acquisitions, and (vi) tax effects on non-GAAP adjustments. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is computed using non-GAAP net income attributable to Vipshop’s shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions. Non-GAAP operating income margin is non-GAAP income from operations as a percentage of total net revenue. Non-GAAP net margin attributable to Vipshop’s shareholders is non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenue. Free cash flow is net cash from operating activities adding back the impact from Internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights. Impact from Internet financing activities added back or deducted from free cash flow contains changes in the balances of financial products, which are primarily consumer financing and supplier financing that the Company provides to customers and suppliers. The Company believes that separate analysis and exclusion of the non-cash impact of (a) share-based compensation, (b) impairment loss of investments, (c) amortization of intangible assets resulting from business acquisitions, (d) investment gain and revaluation of investments excluding dividends, and (e) share of loss (income) in investment of limited partnerships that are accounted for as equity method investees add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of (1) non-cash share-based compensation expenses, (2) impairment loss of investments, (3) amortization of intangible assets resulting from business acquisitions, (4) investment gain and revaluation of investments excluding dividends, and (5) share of loss (income) in investment of limited partnerships that are accounted for as equity method investees. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from Internet financing activities and the financial resources needed for the expansion of fulfillment infrastructure,technology platform and Shan Shan Outlets. Share-based compensation expenses have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

Vipshop Holdings Limited

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for share and per share data)

	Three Months Ended			Twelve Months Ended
	December 31, 2020	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Product revenues	34,111,067	32,276,319	5,064,859	97,449,712	111,256,902	17,458,636
Other revenues (1)	1,663,874	1,855,354	291,146	4,408,777	5,802,776	910,582

Total net revenues	35,774,941	34,131,673	5,356,005	101,858,489	117,059,678	18,369,218

Cost of revenues	(27,927,515)	(27,418,277)	(4,302,526)	(80,573,181)	(93,953,121)	(14,743,295)

Gross profit	7,847,426	6,713,396	1,053,479	21,285,308	23,106,557	3,625,923

Operating expenses:
Fulfillment expenses (2)	(2,189,585)	(2,183,570)	(342,650)	(6,878,991)	(7,652,504)	(1,200,845)
Marketing expenses	(1,703,582)	(1,145,834)	(179,806)	(4,284,274)	(5,089,213)	(798,609)
Technology and content expenses	(272,379)	(443,011)	(69,518)	(1,221,264)	(1,517,307)	(238,099)
General and administrative expenses	(1,256,115)	(1,200,449)	(188,377)	(3,748,548)	(4,189,690)	(657,454)

Total operating expenses	(5,421,661)	(4,972,864)	(780,351)	(16,133,077)	(18,448,714)	(2,895,007)

Other operating income	164,011	89,183	13,995	707,855	924,579	145,087

Income from operations	2,589,776	1,829,715	287,123	5,860,086	5,582,422	876,003
Investment gain and revaluation of investments	200,276	92,232	14,473	980,868	85,685	13,446
Impairment loss of investments	(38,114)	(217,046)	(34,059)	(43,160)	(414,780)	(65,088)
Interest expense	(6,269)	(4,899)	(769)	(67,357)	(14,461)	(2,269)
Interest income	155,255	194,870	30,579	449,017	671,461	105,367
Exchange loss	(98,021)	(34,451)	(5,406)	(160,097)	(37,052)	(5,814)

Income before income tax expense and share of income (loss) of equity method investees	2,802,903	1,860,421	291,941	7,019,357	5,873,275	921,645
Income tax expenses	(384,660)	(390,691)	(61,308)	(1,130,016)	(1,222,704)	(191,869)
Share of income (loss) of equity method investees	29,468	(47,023)	(7,379)	30,015	42,303	6,638

Net income	2,447,711	1,422,707	223,254	5,919,356	4,692,874	736,414
Net income attributable to non-controlling interests	(6,898)	(7,938)	(1,246)	(12,399)	(11,801)	(1,852)

Net income attributable to Vipshop’s shareholders	2,440,813	1,414,769	222,008	5,906,957	4,681,073	734,562
Shares used in calculating earnings per share (3):
Weighted average number of Class A and Class B ordinary shares:
—Basic	135,646,247	135,695,489	135,695,489	135,077,790	136,175,112	136,175,112
—Diluted	139,219,751	136,631,560	136,631,560	138,036,010	138,745,022	138,745,022
Net earnings per Class A and Class B ordinary share
Net income attributable to Vipshop’s shareholders—Basic	17.99	10.43	1.64	43.73	34.38	5.39
Net income attributable to Vipshop’s shareholders—Diluted	17.53	10.35	1.62	42.79	33.74	5.29
Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	3.60	2.09	0.33	8.75	6.88	1.08
Net income attributable to Vipshop’s shareholders—Diluted	3.51	2.07	0.32	8.56	6.75	1.06

(1)   Other revenues primarily consist of product promotion and online advertising revenues, lease income mainly earned from the Shan Shan Outlets ,fees charged to third-party merchants which the Company provides platform access for sales of their products, revenue from third-party logistics services, loan facilitation service income and membership fee income.

(2)   Fulfillment expenses include shipping and handling expenses, which amounted RMB 1.5 billion and RMB 1.5 billion in the three month periods ended December 31, 2020 and December 31, 2021, respectively.

(3)   Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

(1)   Other revenues primarily consist of product promotion and online advertising revenues, lease income mainly earned from the Shan Shan Outlets, fees charged to third-party merchants which the Company provides platform access for sales of their products, revenue from third-party logistics services, loan facilitation service income and membership fee income.

(2)   Fulfillment expenses include shipping and handling expenses, which amounted RMB 4.5 billion and RMB 5.2 billion in the twelve month periods ended December 31, 2020 and 2021, respectively.

(3)   Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

	Three Months Ended			Twelve Months Ended
	December 31, 2020	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Share-based compensation expenses are included in the operating expenses as follows:
Fulfillment expenses	23,025	18,867	2,961	100,486	88,985	13,964
Marketing expenses	3,529	2,571	403	16,534	26,834	4,211
Technology and content expenses	20,598	59,809	9,385	152,234	252,730	39,659
General and administrative expenses	176,701	165,469	25,966	681,794	641,464	100,660

Total	223,853	246,716	38,715	951,048	1,010,013	158,494

Vipshop Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)

	December 31, 2020	December 31, 2021	December 31, 2021
	RMB’000	RMB’000	USD’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	11,995,415	16,297,410	2,557,419
Restricted cash	815,906	873,859	137,128
Short term investments	7,328,719	5,381,618	844,493
Accounts receivable, net	334,529	459,128	72,047
Amounts due from related parties	333,539	637,825	100,089
Other receivables and prepayments, net	2,286,359	2,326,866	365,136
Loan receivables, net	27,258	131	21
Inventories	7,642,509	6,865,108	1,077,285
Assets held for sale	408,748	—	—

Total current assets	31,172,982	32,841,945	5,153,618

NON-CURRENT ASSETS
Property and equipment, net	13,584,459	14,376,712	2,256,020
Deposits for property and equipment	73,718	382,121	59,963
Land use rights, net	6,062,792	6,612,165	1,037,593
Intangible assets, net	333,022	320,943	50,363
Investment in equity method investees	1,949,787	2,476,868	388,675
Other investments	2,861,034	2,482,911	389,623
Other long-term assets	100,328	296,366	46,506
Goodwill	593,662	589,165	92,453
Deferred tax assets, net	628,267	760,023	119,264
Operating lease right-of-use assets	1,580,763	1,148,322	180,197

Total non-current assets	27,767,832	29,445,596	4,620,657

TOTAL ASSETS	58,940,814	62,287,541	9,774,275

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short term loans	1,043,426	1,975,184	309,950
Accounts payable	15,191,313	13,144,935	2,062,727
Advance from customers	1,558,891	1,828,781	286,976
Accrued expenses and other current liabilities	7,696,996	7,658,677	1,201,814
Amounts due to related parties	444,100	429,088	67,333
Deferred income	334,431	449,693	70,567
Operating lease liabilities	299,791	284,659	44,669

Total current liabilities	26,568,948	25,771,017	4,044,036

NON-CURRENT LIABILITIES
Deferred tax liability	432,995	437,202	68,607
Deferred income-non current	1,070,891	1,026,155	161,026
Operating lease liabilities	1,360,946	952,813	149,517
Other long term liabilities	121,245	272,038	42,689

Total non-current liabilities	2,986,077	2,688,208	421,839

TOTAL LIABILITIES	29,555,025	28,459,225	4,465,875

EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, 119,223,484 and 122,975,885 shares issued, of which 119,223,484 and 120,232,895 shares were outstanding as of December 31, 2020 and December 31, 2021, respectively)	77	80	13
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 15,560,358 shares issued and outstanding as of December 31, 2020 and December 31, 2021, respectively)	11	11	2
Treasury shares, at cost (Nil and 2,742,990 Class A shares as of December 31, 2020 and December 31, 2021, respectively )	—	-1,927,719	-302,501
Additional paid-in capital	10,816,185	12,227,637	1,918,783
Retained earnings	17,740,415	22,421,488	3,518,421
Accumulated other comprehensive loss	-58,954	-88,599	-13,905
Non-controlling interests	888,055	1,195,418	187,587

Total shareholders’ equity	29,385,789	33,828,316	5,308,400

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	58,940,814	62,287,541	9,774,275

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended			Twelve Months Ended
	December 31, 2020	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Income from operations	2,589,776	1,829,715	287,123	5,860,086	5,582,422	876,003
Share-based compensation expenses	223,853	246,716	38,715	951,048	1,010,013	158,494
Amortization of intangible assets resulting from business acquisitions	5,896	—	—	35,377	11,792	1,850

Non-GAAP income from operations	2,819,525	2,076,431	325,838	6,846,511	6,604,227	1,036,347

Net income attributable to Vipshop’s shareholders	2,440,813	1,414,769	222,008	5,906,957	4,681,073	734,562

Share-based compensation expenses	223,853	246,716	38,715	951,048	1,010,013	158,494
Impairment loss of investments	38,114	217,046	34,059	43,160	414,780	65,088
Investment gain and revaluation of investments excluding dividends	(22,269)	984	154	(668,568)	116,567	18,292
Share of loss (income) in investment of limited partnerships that are accounted for as an equity method investee	4,085	-77,608	(12,178)	83,404	(120,621)	(18,928)
Amortization of intangible assets resulting from business acquisitions	5,896	—	—	35,377	11,792	1,850
Tax effects on non-GAAP adjustments	(114,165)	-1,029	-161	(82,769)	(101,925)	(15,994)

Non-GAAP net income attributable to Vipshop’s shareholders	2,576,327	1,800,878	282,597	6,268,609	6,011,679	943,364

Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares:
—Basic	135,646,247	135,695,489	135,695,489	135,077,790	136,175,112	136,175,112
—Diluted	139,219,751	136,631,560	136,631,560	138,036,010	138,745,022	138,745,022
Non-GAAP net income per Class A and Class B ordinary share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	18.99	13.27	2.08	46.41	44.15	6.93
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	18.51	13.18	2.07	45.41	43.33	6.80
Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	3.80	2.65	0.42	9.28	8.83	1.39
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	3.70	2.64	0.41	9.08	8.67	1.36